Filed Pursuant to Rule 433

Registration No. 333-134553

FX Tiered Range Note
(“Wedding Cake”)	Preliminary Terms and Conditions
100% Principal-Protected
September 29, 2006

Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the Reference Exchange Rate). The investor receives the maximum Additional Amount return of [7% (equivalent to a 14% per annum return)] if the Reference Exchange Rate trades strictly within Reference Range 1 from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System. If the Reference Exchange Rate trades outside Reference Range 1 but trades strictly within Reference Range 2 from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date as observed on the continuous trading EBS Spot Dealing System, then the investor receives a return of [5% (equivalent to a 10% per annum return)]. If the Reference Exchange Rate trades outside Reference Range 1 and Reference Range 2 but trades strictly within Reference Range 3 from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date as observed on the continuous trading EBS Spot Dealing System, then the investor receives a, return of [3% (equivalent to a 6% per annum return)]. If the Reference Exchange Rate trades outside Reference Range 1, Reference Range 2 and Reference Range 3 at any point during the entire duration of the note, then the investor receives zero return on the note. The note is 100% Principal Protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD [TBD]

Issue Price	[100%]

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Start Date	Trade Date

End Date	Trade Date + [6] months

Maturity Date	Issue Date + [6] months

Reference Currency	Euro (EUR)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 EUR.

Range Initial Fixing (RIF)	The Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option

Reference Range	For each Reference Range, from the Range Lower Boundary to the Range Upper Boundary:

	Reference Range	Reference Range Lower Boundary	Reference Range Upper Boundary

	1	RIF - 0.0300	RIF + 0.0300

	2	RIF - 0.0500	RIF + 0.0500

	3	RIF - 0.0700	RIF + 0.0700

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any

Additional Amount	The principal amount of each note multiplied by:

[7%]

if the Reference Exchange Rate has traded strictly within Reference Range 1 from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System;

[5%]

if the Reference Exchange Rate trades outside Reference Range 1 (or on either the Reference Range 1 Lower Boundary  or the Reference Range 1 Upper Boundary) but strictly within Reference Range 2 on any day from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System;

[3%]

if the Reference Exchange Rate trades outside both Reference Range 1 and Reference Range 2 (or on either of the Reference Range 2 Lower Boundary or the Reference Range 2 Upper Boundary) but strictly within Reference Range 3 on any day from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System;

[0%]

if the Reference Exchange Rate trades outside Reference Range 1, Reference Range 2 and Reference Range 3 (or on either of the Reference Range  3 Lower Boundary or the Reference Range 3 Upper Boundary) on any day from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date, as observed on the continuous trading EBS Spot Dealing System

Settlement Rate Option and Valuation Business Day:

	Reference Currency	Screen Reference	Valuation Business Day

	EUR	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Reference Exchange Rate first trades outside Reference  Range 1, Reference  Range 2 and Reference Range 3 (or on either the Reference Range 3 Lower Boundary or Reference Range 3 Upper Boundary) and for so long as such Disruption Event is continuing, the Reference Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A) the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or

(B) the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event on any day from and including 10:00 a.m. EST on the Start Date to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Reference Exchange Rate first trades outside Reference  Range 1, Reference  Range 2 and Reference Range 3 (or on either the Reference Range 3 Lower Boundary or the Reference Range 3 Upper Boundary) and for so long as such Price Source Unavailability Event is continuing, the Reference Exchange Rate for each such day will be a single daily spot exchange rate determined by the Calculation Agent in accordance with the Settlement Rate Option on that day. If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, the Reference Exchange Rate for such day will be a daily spot exchange rate determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, on the EBS Spot Dealing System.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP: [TBD]

ISIN: [TBD]

Settlement System	DTC

Listing	Not Applicable

Denominations	USD [1,000] and whole multiples of USD [1,000]

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would be likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from the week ending September 21, 2003 to the week ending September 24, 2006, using historical data obtained from Reuters. The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on a hypothetical EUR/USD trading range between a hypothetical Start Date and End Date, as well as a hypothetical Range Initial Fixing (1.2700), Reference Range 1 Lower Boundary (Range Initial Fixing – 0.0300, or 1.2400), Reference Range 1 Upper Boundary (Range Initial Fixing + 0.0300, or 1.3000), Reference Range 2 Lower Boundary (Range Initial Fixing – 0.0500, or 1.2200), Reference Range 2 Upper Boundary (Range Initial Fixing + 0.0500, or 1.3200), Reference Range 3 Lower Boundary (Range Initial Fixing – 0.0700, or 1.2000) and Reference Range 3 Upper Boundary (Range Initial Fixing + 0.0700, or 1.3400). The hypothetical Range Initial Fixing and EUR/USD trading ranges have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for EUR/USD and should not be taken as indicative of the future performance of the Reference Exchange Rate. The actual Range Initial Fixing will be determined by observing Reuters page 1FED on the Start Date, in accordance with the Settlement Rate Option, and the actual Reference Range 1 Upper Boundary will be set on the Start Date at the Range Initial Fixing + 0.0300 and the actual Reference Range

1 Lower Boundary will be set on the Start Date at the Range Initial Fixing - 0.0300, a total range width of 0.0600. The actual Reference Range 2 Upper Boundary will be set on the Start Date at the Range Initial Fixing + 0.0500 and the actual Reference Range 2 Lower Boundary will be set on the Start Date at the Range Initial Fixing - 0.0500, a total range width of 0.1000. The actual Reference Range 3 Upper Boundary will be set on the Start Date at the Range Initial Fixing + 0.0700 and the actual Reference Range 3 Lower Boundary will be set on the Start Date at the Range Initial Fixing - 0.0700, a total range width of 0.1400.

For example, if the EUR/USD exchange rate was to trade strictly between Reference Range 1 (1.2400 - 1.3000) during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 107% of the principal amount of notes held by that investor (a return of 7%). If the EUR/USD Exchange Rate trades outside Reference Range 1 (or on either the Reference Range 1 Lower Boundary  or the Reference Range 1 Upper Boundary) but strictly within Reference Range 2 (1.2200 - 1.3200) during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 105% of the principal amount of notes held by that investor (a return of 5%). If the Reference Exchange Rate trades outside both Reference Range 1 and Reference Range 2 (or on either of the Reference Range 2 Lower Boundary or the Reference Range 2 Upper Boundary) but strictly within Reference Range 3 (1.2000 – 1.3400) during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 103% of the principal amount of notes held by that investor (a return of 3%). If the EUR/USD exchange rate was to trade between 1.1800 and 1.2800 or between 1.2600 and 1.3500 during the relevant period the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.